Mail Stop 4561

March 25, 2009

Ricardo G. Munoz
Chief Executive Officer
Southern Energy Company, Inc.
100 W. Liberty Street, 10th Floor
Reno, NV 89505

> **Re:** **Southern Energy Company, Inc.**
> **Form 8-K Filed March 11, 2009**
> **File No. 000-20462**

Dear Mr. Munoz:

We have reviewed the above referenced filing and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers at the end of this letter.

Form 8-K Filed March 11, 2009

Item 4.01 Changes in Registrant's Certifying Accountant

1. Amend the Form 8-K to provide the disclosures required by Item 304(a)(1)(i) through (v) of Regulation S-K regarding your former accountant prior to the engagement of Moore & Associates, Chartered.

2.   Amend the Form 8-K to address whether there have been any consultations with Moore & Associates, Chartered during the two most recent years, and subsequent interim period prior to their engagement, regarding any matters or events set forth in Item 304(a)(2)(i) or (ii) of Regulation S-K.

3.   In your amended Form 8-K, include a dated Exhibit 16 letter from the former accountant addressing the revised disclosures.

* * * * * * *

Please respond to these comments within 5 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing, you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

•   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jennifer Fugario, Staff Accountant, at (202) 551-3482 or me at (202) 551-3226 if you have any questions regarding the above comments.

Sincerely,

Craig Wilson
Senior Assistant Chief Accountant